UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2023

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from       to

Commission file number 1-12317

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below NOV Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

NOV Inc.

10353 Richmond Avenue

Houston, Texas 77042

REQUIRED INFORMATION

The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits – December 31, 2023 and 2022

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2023; and

(d)	Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firms to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan are being filed as Exhibit 23.1 to this Report.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

NOV Inc. 401(k) Plan

December 31, 2023 and 2022, and Year Ended December 31, 2023

With Report of Independent Registered Public Accounting Firm

NOV Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2023 and 2022, and Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Benefits Plan Administrative Committee and Plan Participants

NOV Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the NOV Inc. 401(k) Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2021.

Houston, Texas

June 26, 2024

NOV Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets
Cash	$—	$62,719
Receivables:
Employer contributions	52,617	—
Participant contributions	31,931	—
Investment income	—	65,348
Notes receivable from participants	27,868,732	26,074,324

Total receivables	27,953,280	26,139,672
Investments, at fair value	1,299,035,069	1,112,139,737
Fully benefit-responsive investment contracts at contract value	187,641,406	209,330,048

Net assets available for benefits	$1,514,629,755	$1,347,672,176

See accompanying notes.

NOV Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2023

Additions:
Employer contributions	$41,695,176
Participant contributions	67,415,690
Participant rollovers	10,839,205
Transfer from National-Oilwell Defined Benefit Pension Plan	4,509,384
Investment income	22,441,632
Net appreciation in fair value of investments	187,142,333
Interest income on notes receivable from participants	1,618,842

Total additions	335,662,262
Deductions:
Benefits paid to participants	167,560,120
Deemed loan distributions	(18,329)
Administrative expenses	1,162,892

Total deductions	168,704,683
Net increase	166,957,579
Net assets available for benefits at:
Beginning of year	1,347,672,176

End of year	$1,514,629,755

See accompanying notes.

NOV Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2023

1. Description of Plan

The following description of the NOV Inc. 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from NOV Inc. (the Company or Plan Sponsor).

General

The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a multiple-employer defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 75% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of eligible compensation. The Plan provides for the automatic enrollment and payroll deduction of 5% of a newly eligible employee’s compensation as soon as practical following 60 days after employment for most participants, except for certain employees covered by a collective bargaining agreement who may have a different percentage based on their collective bargaining agreement. Participants age 50 and older may contribute additional pre-tax catch-up contributions, subject to IRS limitations.

Effective January 1, 2023, the Company increased the company match from 100% of the first 4% of each participant’s contribution to 100% of the first 5% of each participant’s contribution. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made by the plan.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company may also make a discretionary contribution to the Plan. In December of 2023, the Company made a discretionary contribution of approximately $3.6 million divided among all eligible participants, excluding collective bargained employees. This contribution effectively allocated a surplus distribution from the National-Oilwell Defined Benefit Pension Plan that was terminated. The surplus of approximately $4.5 million is shown as a transfer into the Plan on the statement of changes in net assets available for benefit.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

Notes Receivable from Participants

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

Rollovers

As part of the settlement of NOV’s defined benefit plan in the United States, active participants were allowed to rollover lump sums into their respective 401(k) Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Investment Valuation and Income Recognition

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Plan Management’s Review of Subsequent Events

The Plan has evaluated subsequent events through June 26, 2024, the date the financial statements were available to be issued.

3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:

Self-directed brokerage accounts: Accounts primarily consist of cash, money market funds, mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2023		Assets at Fair Value as of December 31, 2022
	Level 1	Total	Level 1	Total
Corporate stock	$21,887,761	$21,887,761	$24,716,529	$24,716,529
Mutual funds	443,055,415	443,055,415	906,772,740	906,772,740
Self-directed brokerage accounts	18,237,802	18,237,802	11,013,951	11,013,951

Total assets in the fair value hierarchy	483,180,978	483,180,978	942,503,220	942,503,220

Investments Measured at Net Asset Value:
Common collective trust funds		815,854,091		169,636,517

Total investments, at fair value		$1,299,035,069		$1,112,139,737

4. Fully Benefit-Responsive Investment Contracts

The Plan offers an investment called the NOV Stable Value Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income security funds that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income security funds and the wrapper contracts.

In a synthetic GIC structure, the Plan makes investments in fixed income security funds. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.

Fully Benefit-Responsive investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, or

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

(iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different from the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.

5. Common Collective Trusts

The Harris Associates Oakmark International Collective Fund, is a common collective trust fund established, operated and maintained by SEI Trust Company, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The SEI Trust Company Short Term Investment Fund II is a common collective trust fund which invests primarily in short term fixed income securities, which is a direct filing entity with the U.S. Department of Labor. There are currently no redemption restrictions on this investment.

The Capital Group Target Date Retirement Funds is a common collective trust fund which invests primarily in fixed income, equity-income and balanced funds. There are currently no redemption restrictions on this investment.

The JP Morgan Large Cap Growth Fund is a common collective trust fund which invests primarily in equity securities of large, well-established companies. There are currently no redemption restrictions on this investment.

The State Street U.S. Bond Index fund is a common collective trust fund which invests primarily in government Treasury securities, corporate bonds, mortgage-backed securities (MBS), asset-backed securities (ABS), and munis to simulate the universe of bonds in the market. There are currently no redemption restrictions on this investment.

6. Related-Party Transactions and Parties of Interest Transactions

Certain investments of the Plan are managed by Principal, the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

NOV Inc. 401(k) Plan

Notes to Financial Statements (continued)

7. Income Tax Status

Effective January 1, 2023, the Plan adopted a nonstandardized prototype defined contribution profit sharing plan with Internal Revenue Code Section 401(k) Cash or Deferred Arrangement (CODA) which received a favorable opinion letter from the IRS dated June 30, 2020. The Plan has been amended since the date of the last amendment covered by the above mentioned determination letter. However, Plan management believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. generally accepted accounting principles requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedules

NOV Inc. 401(k) Plan

Plan No. 001 EIN 76-0475815

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*National Oilwell Varco, Inc.	1,079,278 shares of common stock	$21,887,761
BlackRock	BlackRock High Yield Bond Portfolio	4,308,559
Van Kampen Funds	Invesco Van Kampen Growth & Income Fund	51,938,535
SEI Trust Company	Harris Assoc. Oakmark Int’l Collective Fund	42,988,732
Frost Funds	Frost Total Return Bond Fund	53,255,773
Vanguard	Vanguard Inflation Protected Secs Instl Fund	10,397,608
Vanguard	Vanguard Small Cap Growth Index Fund	43,755,749
Vanguard	Vanguard Institutional Index Fund	153,878,774
Fidelity	Fidelity Small Cap Index Fund	5,076,665
Fidelity	Fidelity International Bond Index Fund	1,530,498
Fidelity	Fidelity Mid Cap Index	84,230,599
Fidelity	Fidelity Total International Index Fund	12,226,075
JP Morgan	Undiscovered Managers Behavioral Value Fund	18,784,824
State Street	State Street U.S. Bond Index	2,936,074
Dimensional Funds	DFA Global Real Estate Securities	3,671,756
SEI Trust Company	Fixed Income Fund A	54,443,063
SEI Trust Company	Fixed Income Fund L	53,989,427
SEI Trust Company	Fixed Income Fund F	79,208,916
SEI Trust Company	Short Term Investment Fund II	2,659,333
Capital Research and Mgmt Co	Capital Research 010 Retirement Trust	5,979,997
Capital Research and Mgmt Co	Capital Research 015 Retirement Trust	1,945,737
Capital Research and Mgmt Co	Capital Research 020 Retirement Trust	35,333,565
Capital Research and Mgmt Co	Capital Research 025 Retirement Trust	39,125,682
Capital Research and Mgmt Co	Capital Research 030 Retirement Trust	128,846,577
Capital Research and Mgmt Co	Capital Research 035 Retirement Trust	62,583,726
Capital Research and Mgmt Co	Capital Research 040 Retirement Trust	126,636,805
Capital Research and Mgmt Co	Capital Research 045 Retirement Trust	59,779,907
Capital Research and Mgmt Co	Capital Research 050 Retirement Trust	109,884,379
Capital Research and Mgmt Co	Capital Research 055 Retirement Trust	46,907,037
Capital Research and Mgmt Co	Capital Research 060 Retirement Trust	19,607,387
Capital Research and Mgmt Co	Capital Research 065 Retirement Trust	6,194,998
JP Morgan	JPMCB Large Cap Growth	124,444,155
Various	Self-directed brokerage accounts	18,237,802
*Notes Receivable from Participants	Various maturities and interest rates ranging from 3.25% to 9.50%	27,868,732

		$1,514,545,207

*	Party in interest.

NOV Inc. 401(k) Plan

Plan No. 001 EIN 76-0475815

Schedule H, Line 4(a) – Schedule of Delinquent Contributions

December 31, 2023

	Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions		Total Fully Corrected Under VFCP and PTE 2002-51
	Check Here if Late Participant Loan Payments are Included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP
2023	$49,894	$	$49,894	$	$

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOV Inc. 401(k) Plan

June 26, 2024	/s/ Bonnie C. Houston
Date	Bonnie C. Houston
Member of the NOV Inc. Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm